VIA EDGAR

June 18, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited (“Teva”) Form 20-F for the Fiscal Year Ended December 31, 2013 Filed February 10, 2014 File No. 001-16174

Dear Mr. Rosenberg:

I refer to your letter to me dated June 10, 2014, containing the comment of the Staff of the Securities and Exchange Commission (“SEC”) relating to Teva’s Form 20-F for the Fiscal Year Ended December 31, 2013, and our response thereto, sent on our behalf concurrently with this letter.   In connection with such response to the Staff’s comment, on behalf of Teva, I acknowledge that:

•	Teva is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	Teva may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eyal Desheh

Eyal Desheh
 Chief Financial Officer

cc:	Mary Mast (SEC)
Christine Torney (SEC)
Richard S. Egosi (Teva)
Jeffrey S. Hochman (Willkie Farr)